Exhibit 99.1

voxeljet AG Acquires Propshop (Model Makers) Limited

Friedberg, Germany, October 2, 2014 — voxeljet AG (the “Company” or “voxeljet”), announced today that it has completed the acquisition of all outstanding shares of Propshop (Model Makers) Limited (“Propshop”). Terms of the transaction were not disclosed.

Propshop will become voxeljet UK, a wholly-owned subsidiary of the Company, and will continue to support the film and entertainment industry, as well as the broad, growing consumer market for on-demand 3D printing services. Propshop’s operating results will be included in voxeljet’s Services segment going forward. James Enright, founder and CEO of Propshop, joins the Company as Managing Director of voxeljet UK and Vice President for Consumer Markets and will report directly to voxeljet’s Management Board.

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We have a longstanding relationship with Propshop and are impressed with the business James and his team have developed over the years. Propshop’s innovation, creativity, and advanced experience with our 3D printing technology has made it a leading provider of sophisticated and complex content to the entertainment industry. These attributes and award-winning capabilities have presented Propshop with several new and very exciting consumer-related opportunities in the on-demand parts services market uniquely suited for large scale 3D printing production. Combining the expertise of both companies in this regard is an attractive arrangement. We are very happy to welcome Propshop into the voxeljet family.”

James Enright added, “I am excited to be working with voxeljet and about the opportunities presented by industrial 3D printing techniques and capabilities in developing consumer products. Propshop has a vast archive of digital content, which can now be transformed into collectables and art objects, effectively supplying the expanding market for this type of product.”

Founded in 2002, Propshop is a physical and digital asset production company primarily focused on building props for the entertainment industry. Propshop is based at Pinewood Studios in London, England. In addition to manufacturing physical props, Propshop provides specialized 3D modelling and scanning facilities. Propshop’s clients include Warner Bros., Universal Pictures, Sony Pictures, Disney and BBC Films. Propshop contributed to such films as Zero Dark Thirty (2013), Skyfall (2013), and, The Dark Knight Rises (2013).

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Anthony Gerstein

Director Investor Relations and Business Development

anthony.gerstein@voxeljet.com

+1-646-484-1086